UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

October 25, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Official Letter No. 7086-2017-SMV/11.1

Dear Sirs:

Hereby, we answer the Official Letter of the reference (the Official Letter) by which we are requested more precisions regarding the Relevant Information Communication of October 11, 2017 with respect to the existence of an agreement adopted by the shareholders of GSP, which among others things, made it possible to sign the document of delivery of the concession assets to the Ministry of Energy and Mines.

In that sense, we then proceed to answer your questions in the same order in which they were formulated:

1.

Specify the positions taken by each of the parties that have signed the Delivery Agreement in relation to the regime applicable to the termination of the concession, indicating in a clear and detailed manner the differences between the parties, which are referred to in the Relevant Information Communication of October 11, 2017.

Regarding the discrepancy with the Government mentioned in the aforementioned Relevant Information Communication, GSP's position is that upon termination of the Concession, clause 20 of the Concession Agreement is applicable. This clause regulates the procedure for the valuation of assets of the concession, as well as the payment of said value to the concessionaire (GSP) and other steps that must be adopted when the Concession Termination occurs.

GSP maintains this position; however, the Government has stated that, according to its understanding, clause 20 does not apply to this case of Termination of the Concession, without specifying under what terms it would be regulated.

In this sense, the signing of the delivery document has taken place, making a record of this discrepancy, which, if it persists, will have to be determined in an arbitration process. In fact, the second clause of the delivery agreement signed with the Ministry of Energy and Mines expressly states that the parties hold different positions with respect to the regime applicable to the Termination of the Concession and that the signing of the document does not imply that the parties in any way renounce to their position or recognition of the position of the other party.

What the parties express in the second clause of the Delivery Agreement is an express statement that GSP has not succumbed into the position of the Government, since it is stated that each party maintains its position. The news published in the Newspaper “Gestión” on October 13, 2017, which are alluded to in the Official Letter are inaccurate.

2.

Clarify if the information presented in the Relevant Information Communication of January 24 and 27, 2017 regarding the recovery of the commitments assumed in the GSP PROJECT, estimated by GRAÑA Y MONTERO, remain in force or have undergone some modification. In this regard, indicate expressly whether it is still estimated to recover the following:

a.	The amount of USD 220 million from the USD 241 million corresponding to equity investments made in the GSP PROJECT.

b.	The total amount of US $ 52.5 million corresponding to the performance guarantee to the Government assumed by GRAÑA Y MONTERO.

c.	The total amount of USD 129 MM corresponding to the corporate guarantee, assumed by GRAÑA Y MONTERO in favor of the syndicate of banks that granted the bridge loan of the GSP PROJECT.

As we indicated in the Relevant Information Communication of January 24 and 27, 2017, the recovery projections were made with the information available to us at that time. In that sense, it is clear that the Government's position on the application of clause 20 of the Concession Contract referred to in our response to question 1 of the Official Letter, constitutes information with which we did not count on the dates in which we communicated the Relevant Information Communications indicated.

Indeed, we firmly believe in the legal arguments supporting the application of clause 20 for the Termination of the Concession on which the Company has made its projections, but taking into account what the Government has stated and in the context of a potential controversy, it is foreseeable that the time for recovery of the investment, and eventually the amount of the investment, should be corrected, which could have an impact on the financial statements of the Company. The company has initiated a legal, financial and accounting analysis to determine, based on the different positions, the best estimates within the multiple scenarios of settlement of this controversy. When the complex analysis concludes, which we estimate will be in the first two weeks of December of the current year, the result will be communicated to the market through a Relevant Information Communication.

Notwithstanding the foregoing, it should be noted that the agreement signed between the shareholders of GSP (the Agreement) does not alter the estimate of recovery of the indicated concepts. The foregoing is based on the fact that the Agreement states that the Odebrecht group will have the right to collect, as a GSP creditor, the amounts that it has paid, on behalf of GSP as of January 24, 2017, to the bridge loan banks and to Chubb Insurance Company (issuer of the performance guarantee in favor of the Government under the Concession Agreement) at the same opportunity as the other shareholders. To the extent that these amounts constituted debt of GSP (and therefore had to be paid before returning the investment to its shareholders), the granting of such right has a neutral effect in the analysis of the recovery of the investment made by Graña and Montero in GSP with respect to the concepts indicated in sections b) and c) of question 2) of the Official Letter.

This Agreement is limited to the indicated credit owed, so it does not include, among others, the accounts receivable that the Odebrecht Group has as a shareholder of GSP (credit owed that remains subordinated). Consequently, the Agreement does not affect the estimates of recovery of the equity contributions indicated in section a) of question 2) of the Official Letter.

3.

Indicate if GRAÑA Y MONTERO still estimates that the impacts of the cancellation of the GSP PROJECT amount to a total of USD 38 MM after taxes under the scenario of the minimum payment of 72.25% of the VCN.

Knowing the position of the Government in the sense of not applying clause 20, we are currently focused on determining the impacts that the cancellation of the GSP PROJECT will have on the financial statements of Graña y Montero S.A.A. in GSP as indicated in the answer to question 2 of the Official Letter.

Without prejudice to this, in the next Board of Directors of the Company, which will take place on October 30, 2017, we will present an evaluation of the unaudited financial statements as of December 31, 2016. Once the Board of Directors has pronounced on these financial statements, we will proceed to inform according to law.

4.

Explain, in detail, the agreement that allows Odebrecht to recover the amount that it effectively pays to GSP's financial creditors, under the same conditions as the other shareholders. Likewise, clarify if said agreement is in accordance with what was informed by its representative in the Relevant Information Communication of January 27, 2017, in which GRAÑA Y MONTERO informed that it signed and adopted agreements with the other shareholders of GSP in which it was established certain priority of payments with respect to certain credits of the shareholders of the company, which would benefit, among others, GRAÑA Y MONTERO.

As stated in response 2 above, the Agreement enables the Odebrecht group to recover the payments mad on behalf of GSP to the banks that granted the bridge loan to GSP and Chubb Insurance Company under the same conditions as the other shareholders. This agreement has a neutral effect on the recovery of the same concepts by the Graña and Montero Group, as they were payments that GSP had to make to the aforementioned financial creditors. On the other hand, as already indicated, the Agreement does not alter the preferential recovery that Graña y Montero Group will have with respect to the Odebrecht group in relation to the equity investment.

In conclusion, although the Agreement allows Odebrecht to recover at the same time as the other shareholders the payments made to the indicated creditors, the Agreement does not affect the analysis of the final recovery referred to in the Relevant Information Communications of the 24 and 27 January 2017.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: October 25, 2017